780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

May 2, 2011

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc.

Form N-14 – Reorganization with SAM Sustainable Global Active Fund, a series of The RBB Fund, Inc. (Registration No. 333-172817)

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Friday, April 8, 2011, regarding the registration statement on Form N-14 (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Part A

1.

Comment:  Under “Proposal 1 - Proposal to Approve Reorganization Agreement - Costs and Expenses of the Reorganization,” please provide the estimated dollar amounts of the reorganization costs to be borne by each entity.

Response:  Frontegra is expected to bear approximately $150,000 in expenses relating to the Reorganization.  SAM has not incurred other expenses relating to the Reorganization.  Pursuant to the subadvisory agreement between Frontegra and SAM, SAM will reimburse Frontegra for the expenses borne by Frontegra in

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY & APPLETON, WI; AND WASHINGTON, DC

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

May 2, 2011

connection with the Reorganization out of the subadvisory fees.  This disclosure has been added to the Registration Statement.

2.

Comment:  Under “Proposal 1 - Proposal to Approve Reorganization Agreement - Capitalization,” please update the information in the table as of a date within thirty days of filing.

Response:  Done.  The information has been updated as of April 26, 2011.

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Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group